UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42263

iTONIC HOLDINGS LTD

(Exact name of registrant as specified in its charter)

Room 405, LongHu Hailanyinqing Industrial Park, Building 6
No. 8 Beiyuan Xiaojie, Chaoyang District, Beijing, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Resignation of Chief Financial Officer

On August 27, 2026, Ms. Zhixin Li resigned as the Chief Financial Officer of iTonic Holdings Ltd (the “Company”), effective immediately.

Ms. Li confirmed that her resignation was not the result of any disagreement with the Company, its management or the Board on any matter relating to the Company’s operations, policies or practices and she had no claims against the Company or its directors, officers, employees or shareholders.

Appointment of Chief Financial Officer

On the same date, the Board appointed Ms. Simin Tan as the Chief Financial Officer of the Company, effective effectively.

In connection with Ms. Tan’s appointment, the Company entered into an employment agreement and an indemnification agreement with Ms. Tan.

There is no arrangement or understanding between Ms. Tan and any other person pursuant to which she was selected as an officer of the Company, and Ms. Tan has no family relationship with any director or executive officer of the Company. During the Company’s preceding three financial years and through the date of this report, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Ms. Tan had or will have a direct or indirect material interest that would be required to be disclosed pursuant to Item 7.B of Form 20-F.

The foregoing descriptions of the employment agreement and indemnification agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of such agreements, which are filed as Exhibits 10.1 and 10.2 to this report on Form 6-K and are incorporated herein by reference.

The following is the biographical information of Ms. Tan：

Ms. Simin Tan, age 31. From November 2024 to July 2026, Ms. Tan served as a senior associate at MarcumAsia CPAs LLP, an accounting firm. From June 2021 to October 2024, Ms. Tan served as a senior associate at PwC China, a professional services firm. From November 2020 to May 2021, Ms. Tan served as an associate at DAHUA CPA Firm. From September 2019 to July 2020, Ms. Tan served as an associate at Pattillo, Brown & Hill, LLP. Ms. Tan received her bachelor’s degree in business administration in accounting from Baylor University in 2017 and her master’s degree in taxation from Baylor University in 2019.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-286673) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2025, and (ii) the Company’s registration statement on Form F-3 (File No. 333-293241) filed with the SEC on February 6, 2026 and declared effective by the SEC on February 23, 2026.

Exhibits

Exhibit No.	Description
10.1	Form of Employment Agreement
10.2	Form of Indemnification Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iTonic Holdings Ltd

Date: August 27, 2026	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

3